Mail Stop 3628

      July 22, 2005

Thomas J. Martin
Chief Executive Officer and President
Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096

Re: 	Community Financial Holding Company, Inc.
    	Schedule 13E-3
    	File No. 5-79621
    	Filed June 17, 2005
    	Preliminary proxy Statement on Schedule 14A,
    	Filed June 17, 2005
	File No. 0-50255

Dear Mr. Martin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. It appears that, if approved, Community Financial will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of less than 1,000 of such shares of common stock into the new class of shares (Class A). Shareholders who own more than 1000 shares of record will similarly have their shares "redesignated" to Class B common stock. Since you are effectively issuing new securities to your current common holders, explain in your response letter what exemption from
Section 5 of the Securities Act of 1933 you are relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.

2. We note that you are purporting to create two classes of securities out of what is currently a single class of common shares, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the Class A and Class B common are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. We may have further comments.

Item 13.  Financial Statements, page 6

3. We note that subsection (a) of this section attempts to incorporate by reference financial information that is incorporated by reference into your proxy statement. Please revise to eliminate this "double incorporation." See Rule 12b-23(b) of the Exchange Act.

Schedule 14A

General
4. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Community Financial`s voting securities after the amendment to its articles of incorporation.

5. Please provide a brief statement as to arrears in dividends in respect to the outstanding common stock that is subject to this transaction, as required by Item 12(d) of Regulation 14A or otherwise advise.

6. Consider referencing to "amendments" in the plural when speaking of the changes you are asking shareholders to approve here. Referring to a single "amendment" as you currently do throughout the proxy statement is confusing, since the proxy card does allow shareholders to vote on each matter separately. You should note in the proxy statement that the adoption of each separate matter is cross-conditioned on the approval of all other matters being voted upon.

Cover Page

7. On the cover page and in other prominent parts of the proxy statement, including the Summary Term Sheet section, disclose that current common shareholders will receive no consideration for their shares in this transaction(s) and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss what shareholders will receive.

8. See our last comment. Highlight the fact that shareholders who receive Class A common will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration. Provide similar disclosure as to the effect on Class B shareholders.

9. See our last two comments. In a similarly prominent manner, disclose that shareholders who own less than 1,000 shares of common stock and who will receive Class A common in these transactions can instead elect to receive cash for their shares by exercising appraisal rights. This disclosure should be accompanied by a brief explanation of how to exercise appraisal rights, and in particular, that Georgia law apparently permits the exercise of dissenters rights by simply notifying the company with a set time period after the reclassification and redesignation transactions, which obligates the company to pay the dissenting shareholder "fair value" for the shares, plus accrued interest. Disclose what amount the company believes is fair value, or discuss how it will determine that value by outlining the factors and the methodology it will use to calculate.

Summary Term Sheet, page 1

10. In this section, provide a comparison of the rights of Class A as compared to Class B shareholders, and as compared to current common shares. Consider presenting in tabular format to most clearly present the differences between the new categories of securities, and the rights that existing common holders will give up in this transaction.

11. In this section or in the Questions and Answers section that follows, discuss the reasons for the transaction, and in particular the structure. That is, why did the board choose a method of going private that results in shareholders receiving unregistered securities with in some cases, no voting rights, with no accompanying cash payment?

Purpose and Structure of the Reclassification Transaction, page 3

12. We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders should talk to their broker, nominee or agent to determine how they expect the reclassification transaction to affect them. Explain whether a security holder may convert their shares so that they hold them of record rather than in street or may purchase additional shares, dispose of shares or change their ownership structure to be certain they either remain Class B security holders or become
Class A security holders.

13. Refer to the disclosure in the third paragraph in this section. It does not seem accurate to state that if a nominee is the record holder for 1000 or more shares, "then the stock registered in that nominee`s name will be completely unaffected by the reclassification transaction." Wouldn`t those shares be "redesignated" as Class B common stock? In addition, wouldn`t they lose their status as registered securities? Please revise or advise. In this regard, it may be helpful here or in another appropriate part of the proxy materials, to explain the difference between the term "reclassification" that you used to refer to the issuance of the new Class A shares, and the term "redesignation" used in reference to the new Class B securities.

Terms of the Class A Common Stock to be Received in the Reclassification, page 4

14. In addition to disclosing the terms of the Class A common stock, please revise to describe the material differences between the outstanding securities (which will become Class B common stock) and the Class A common stock that you are seeking to have authorized. See Item 12(b) of Schedule 14A.

Interests of Certain Persons in the Reclassification Transaction, page 5

15. Please confirm that the executive officers, directors and affiliates of the company do not have economic or other interests that differ from the interests of nonaffiliated stockholders. In this regard, confirm that the officers and directors will not receive any additional compensation or benefits as a result of the transaction, other than the compensation that they currently receive as a result of their roles with the company. For example, will the compensation to be received by your officers and directors increase as a result of this transaction? Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction? To the extent that there are material differences between the interests of your affiliated and unaffiliated stockholders in this transaction, please prominently disclose a summary of the interests and potential conflicts of interests in this subsection.

16. We note that you expect that most of your directors and executive officers will own more than 1,000 shares of common stock at the effective time of the reclassification, "and will therefore continue as holders of common stock if the reclassification transaction is approved." Clarify why owning more than 1,000 shares is relevant to remaining a shareholder. That is, won`t shareholders who currently own less than 1,000 shares also maintain an equity interest in the company going forward?

17. Refer to our last comment above. Why is this statement phrased as an expectation rather than a fact? That is, disclose whether officers and directors have indicated that they will purchase additional shares in order to exceed the 1,000 share threshold to become Class B shareholders, or whether they will receive shares from the company for this purpose. If so, explain why (that is, why would they prefer to hold Class B rather than Class A shares going forward?).

18. Briefly explain the discrepancy between the percentage of outstanding common shares held by officers and directors and the percentage of the vote they control.

19. There appear to be some words missing in the first sentence of the last paragraph in this section. Please revise.

Appraisal Rights, page 6

20. Refer to our comment above concerning the need to prominently describe the appraisal rights available to Class A common shareholders. This section should be expanded to provide that summary, rather than just a cite to another place in the document.

21. Please explain in your response letter, with a view to additional disclosure, why the Class B shareholders do not have appraisal rights under Georgia law in connection with this transaction. To the extent your explanation cites to or relies on Georgia law, please provide copies of the relevant statutory or case law provisions upon which you rely.

Questions and Answers about the Reclassification Transaction, page 8

22. It appears that your Questions and Answers section repeats a great deal of information from the Summary Term Sheet. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

What will I receive in the reclassification transaction?, page 8

23. See our comments above. Emphasize that shareholders will not receive cash in this transaction unless they can and exercise appraisal rights.

Can I change my vote after I have mailed my proxy card?, page 10

24. Briefly describe how a shareholder may revoke a proxy here.
See our comment below about the need to correct some of the disclosure under "Voting and Revocation of Proxies" on page 39.

Special factors, p. 11

Background of the Reclassification Transaction, page 12

25. You disclose that your board initially began to evaluate repurchasing shares from security holders in 2004. You also disclose that your board has been meeting with your independent accountants and legal counsel to discuss alternatives to better manage your shareholders base since February 2005. Expand to discuss any actions taken by the company, including management, regarding the transaction during the period between board meetings.

26. Expand the background section to describe any discussions considering the structure of this transaction, and how and why the board elected a transaction structure that provides shareholders with no cash consideration. In "Purpose and Structure of the Reclassification Transaction" on page 23, you cite cost as a factor, so explain how it was considered by the board.

27. Refer to the disclosure at the bottom of page 15, where the board discusses fairness to unaffiliated shareholders who will receive Class A shares in this transaction. Are shareholders who own less than 1,000 shares the only non-affiliates? If so, this fact should be more prominently disclosed and discussed earlier in the proxy statement. If not, it is not apparent why the board`s analysis focused so much on those who will receive Class A shares. Those shareholders who will receive Class B shares in the transaction will retain their voting rights, but will lose the benefits of registration.

Community Financial`s Position as to the Fairness of the Transaction, page 18

28. Please revise this section generally to avoid excessive repetition of the same information. In addition, reorganize the disclosure to separately address fairness to unaffiliated Class A and Class B shareholders.

29. You disclose on page 18 that the board believes that the transaction and the terms and provisions of the reclassification transaction are substantively and procedurally fair to your unaffiliated security holders. Please clarify whether the board`s conclusion applies to security holders that will receive Class A common stock and to security holders that will continue to own shares of Class B common stock. As noted in our last comment, both sets of shareholders should be addressed.

30. Following the first bullet point on page 19 you disclose that your smaller shareholders who prefer to remain as holders of Class
B security holders may elect to do so by acquiring sufficient shares so that they hold at least 1,000 shares of common stock prior to the reclassification transaction. In view of the fact that the preceding bullet point on page 18 states that your common stock trades infrequently, revise to explain why the board believes that is a viable "positive" factor as described.

31. Expand to address the loss of the benefits of registration under Section 12 of the Securities Exchange Act of 1934 as a potential negative associated with this transaction.

32. We note that you disclose on page 20 that your board of directors is primarily comprised of independent members. Please revise to define "primarily." In this regard, disclose the total number of directors and the number of directors that are independent. Also, your disclosure should explain the criteria upon which you are judging independence.

33. We refer you to page 22. We note that you did not consider the liquidation value of the assets, the current or historical market price of those shares, your net book value or your going concern value. In view of the fact that you did not consider these factors, please disclose the basis for the board`s belief that the transaction is substantively fair to Community Financial`s unaffiliated security holders, including those that will remain Class B holders and those that will become Class A holders. More specifically, revise to provide a materially complete explanation of why the board believes that an exchange of one Class B share or one Class A share is substantively fair, given the different rights associated with each as compared to your currently outstanding common shares. Your discussion should be detailed, and should specifically address the rights associated with each new class.

34. Also on page 22, we don`t understand your assertion that the board considered the difference in value between the Class A
(without voting rights) and Class B shares (with voting rights) to be "minimal, since the holders of common stock whose shares would be converted into Class A common stock in the transaction currently own shares representing approximately 10.11% of the outstanding shares of common stock and voting rights." How does the percentage held by shareholders who will receive Class A shares matter in determining whether, as to an individual shareholder, it is fair to take away their voting rights? Provide the same disclosure as to your statement about Class B shares in the next sentence on the same page.

35. Highlight the advantage for Class B shareholders of their increased voting rights. Please quantify the proportionate interest increase, if possible.

36. Describe how the board assessed the features other than voting rights associated with the Class A and Class B shares when assessing the fairness of this transaction.

Termination of Securities Exchange Act Registration and Reporting
Requirements, page 24

37. Expand the discussion of the effects of the termination of registration and reporting under the Exchange Act.

Effects of the Reclassification Transaction on the Common
Shareholders, page 27

38. Here and throughout the proxy statement, delete all references to shareholders "continuing" to own Class B shares. There are no Class B shares currently outstanding. Moreover, use of this term implies that the securities they will own are the same as those they own now, when in fact they will be substantially different in a variety of ways, including the lack of registration under the Exchange Act.

Appraisal Rights, page 33

39. Explain how the "accrued interest" you reference here will be calculated. For example, what is the percentage interest rate? As of what date will interest accrue?

40. See our comments above. Explain how "fair value" will be calculated by the company. What is the amount currently contemplated by the company that it expects to pay if shareholders exercise appraisal rights in connection with this transaction? We may have additional comments after reviewing your revised disclosure.

41. Refer to the disclosure at the top of page 35. Delete the statement that the summary of appraisal rights is not complete and revise to make it so. This description is critical in the context of this transaction, as it is the only way shareholders can receive cash for their shares.

42. As indicated in our comments above, the appraisal rights process available to Class A shareholders in connection with this transaction appears to be unusual and is the only way they can receive cash in exchange for the voting rights they will give up. Therefore, appraisal rights and how they can be exercised should be much more prominently disclosed in the proxy statement. Similarly, "fair value" and how it will be calculated should be highlighted.

Description of Common Stock, page 35

43. Please clarify, if true, that the "common stock" that you refer to in this section is the same security as and has identical rights to Class B common stock. Class B shares should be addressed in a section purportedly describing the shares of stock that will be outstanding after the transaction.

Date, Time and Place of the Special Meeting..., page 38

44. Refer to the disclosure in the third paragraph in this section that the board reserves the right not to effect this transaction even if the amendments are approved. Explain the circumstances which would cause it to do so. Provide examples.

Voting and Revocation of Proxies, page 39

45. Refer to the last sentence in the second to last paragraph of this section. We are confused by your assertion that shareholders may revoke a proxy only by attending and voting at the special meeting, since it contradicts earlier disclosure in this section. Please revise.

Financial Information, page 40

46. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item
1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges. For example, it appears that Community Financial has junior subordinated debentures.

47. We refer you to the pro forma financial statement on page 41. Please revise to include all of the pro forma information required by
Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains earnings per share or the ratio of earnings to fixed charges. Also, your pro forma information should be presented for the most recent fiscal year and the latest interim period.

Forward Looking Statements, page 46

48. The disclaimer in the first paragraph of this section is inconsistent with your amendment obligations under Rule 13e-3 and the proxy rules. Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially. Please delete.

Information Incorporated by Reference, page 47

49. Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation 14A.

50. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please delete the statement to the contrary in this section.

Form of Proxy Card

51. The disclosure under "The Amendments to our Articles of Incorporation" in the Summary Term Sheet on page 1 of the proxy statement indicates that no amendment can pass unless they all do.
The face of the proxy card should be revised to make clear that each matter is cross-conditioned on the approval of all other matters.

Closing

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3456 with any questions.


       Sincerely,



						Jeffrey B. Werbitt
						Attorney Advisor
						Office of Mergers & Acquisitions